Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2018 Financial Results

SHANGHAI, China, March 22, 2019 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Total solar module shipments were 3,618 megawatts ("MW"), an increase of 22.5% from 2,953 MW in the third quarter of 2018 and an increase of 45.8% from 2,481 MW in the fourth quarter of 2017.
•	Total revenues were RMB7.72 billion (US$1.12 billion), an increase of 15.3% from the third quarter of 2018 and an increase of 21.5% from the fourth quarter of 2017.
•	Gross margin was 14.7%, compared with 14.9% in the third quarter of 2018, and 11.6% in the fourth quarter of 2017.
•	Income from operations was RMB237.4 million (US$34.5 million), compared with RMB188.0 million in the third quarter of 2018 and RMB91.3 million in the fourth quarter of 2017.
•	Net income attributable to the Company’s ordinary shareholders was RMB114.8 million (US$16.7 million) in the fourth quarter of 2018, compared with RMB189.1 million in the third quarter of 2018 and RMB22.5 million in the fourth quarter of 2017.
•	Diluted earnings per American depositary share ("ADS") were RMB2.92 (US$0.44) in the fourth quarter of 2018.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the fourth quarter of 2018 was RMB111.8 million (US$16.3 million), compared with RMB206.3 million in the third quarter of 2018 and RMB41.5 million in the fourth quarter of 2017.
•	Non-GAAP basic and diluted earnings per ADS were both RMB2.84 (US$0.40) in the fourth quarter of 2018, compared with RMB5.28 and RMB5.28 in the third quarter of 2018 and RMB1.28 and RMB1.24 in the fourth quarter of 2017, respectively.

Full Year 2018 Highlights

•	Total solar module shipments were 11.4 GW (including 209 MW to be used in the Company's overseas downstream solar projects), an increase of 16.0% from 9.8 GW for the full year 2017.
•	Total revenues for the full year 2018 were RMB25.04 billion (US$3.64 billion), a decrease of 5.4% from RMB26.47 billion for the full year 2017.
•	Gross margin was 14.0% for the full year 2018, compared with 11.3% for the full year 2017.

•	Income from operations was RMB644.9 million (US$93.8 million), compared with RMB325.3 million for the full year 2017.
•	Net income attribute to the Company's ordinary shareholders was RMB406.5 million (US$59.1 million) for the full year 2018, compared with RMB141.7 million for the full year 2017.
•	Diluted earnings per ADS for the full year 2018 were RMB10.52 (US$1.52), compared with RMB4.32 for the full year 2017.
•	Non-GAAP net income attributable to the Company's ordinary shareholders for the full year 2018 was RMB435.8 million (US$63.4 million), compared with RMB209.0 million for the full year 2017.
•	Non-GAAP basic and diluted earnings per ADS for the full year 2018 were RMB11.32 (US$1.64) and RMB11.28 (US$1.64), compared with RMB6.48 and RMB6.36 for the full year 2017, respectively.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “We closed out the year strongly with module shipments hitting another record high of 3,618 MW during the quarter, an increase of 22.5% sequentially and an increase of 45.8% year-over-year. We shipped a total of 11.4 GW of solar modules in 2018, an increase of 16.0% from 2017. Total revenues during the quarter were US$1.12 billion, an increase of 15.3% sequentially and an increase of 21.5% year-over-year. Total revenues for the full year 2018 were US$3.64 billion, a decrease of 5.4% from 2017, primarily due to lower ASPs. Gross margin was 14.0% for the full year 2018, compared with 11.3% for 2017. Excluding the impact of countervailing duties, gross margin expanded during the quarter to 13.8% from 12.8% last quarter. While the Chinese market was impacted by the policies released on May 31st, we were able to continue growing through our diversified global distribution network and further consolidate our leading position in terms of market share. With global demand recovering strongly, we remain confident in the future prospects of our business and expect module shipments to grow by approximately 30% in 2019.”

“China’s National Energy Administration recently laid out plans for a bidding system and is expected to again begin granting subsidy approvals for utility-scale projects. Most importantly, subsidies will be prepaid by the state grid, which means there will be no more delays in payment for new projects. The new policies set a clear direction for the country’s solar plans and will help to greatly improve sentiment for the solar sector as the country tries to smoothly transition towards grid parity and encourage a more market-driven environment. Based on the new policies, we believe domestic installations in 2019 will exceed last year. Distributed generation projects and projects completed at grid parity will continue to make up a larger portion of overall installations.”

“US demand continues to strengthen thanks to the introduction of the solar Investment Tax Credit (ITC) which is expected to generate robust growth during the second half of 2019. Our U.S. manufacturing facility began pilot production in November 2018 and has been steadily ramping up, with full production capacity expected to begin during the second quarter of 2019. With such enormous growth potential, we will continue to expand our presence in the US by leveraging our strong brand recognition, high quality products, and best-in-class customer service. Following the cancellation of the minimum import price policy, demand from solar power purchase agreements and grid-parity projects in the European markets is surging, especially in some of the biggest markets such as Spain, the Netherlands and Germany. Emerging markets are also booming with Jordan, Kuwait, South Africa, and Oman growing rapidly. We are also benefiting from our early entry into Southeast Asian markets such as Malaysia, Thailand and the Philippines where demand remained robust throughout 2018.”

“We continue to make progress implementing large-scale crystallization furnaces to increase productivity while working to develop technologies to reduce both oxygen content and light induced degradation. We are also leading the industry in terms of efficiency improvements on our diamond wire cutting, which is continuously reducing our wire consumption. Our large-area N-type monocrystalline silicon solar cell reached record high efficiency of 24.2% in January 2019. We are rapidly increasing our capacity to produce high-efficiency products by increasing both mono wafer capacity and PERC cell capacity and converting our existing non-PERC capacity to PERC capacity to increase output. With our production gradually ramping up into the middle of 2019, our expanded capacity will improve the competitiveness of our products and strengthen our cost advantages. This and other constant technological developments not only enable us to provide our clients with competitive high-efficiency products, but also allow us to sustainably cut costs. We are confident in our ability to further optimize our cost structure going forward and are fully prepared to enter an era of grid parity in the near future.”

“Looking out to 2019, we believe Chinese and global demand will grow as solar energy becomes more and more competitive. We are excited about the opportunities that lie ahead, and are confident in our ability to further expand our market share, distinguish ourselves from our competitors, and continue leading the industry forward.”

Fourth Quarter 2018 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2018 were RMB7.72 billion (US$1.12 billion), an increase of 15.3% from RMB6.69 billion in the third quarter of 2018 and an increase of 21.5% from RMB6.35 billion in the fourth quarter of 2017. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the fourth quarter of 2018. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules in the fourth quarter of 2018.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2018 was RMB1.13 billion (US$164.7 million), compared with RMB997.6 million in the third quarter of 2018 and RMB735.3 million in the fourth quarter of 2017. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the fourth quarter of 2018. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules, and (ii) the benefit of Countervailing Duty (“CVD”) reversal of RMB140.8 million and RMB69.4 million (US$10.0 million) in the third and fourth quarter of 2018, respectively, based on the amended final results of the fourth administrative review of the CVD order published by the U.S. Department of Commerce. The year-over-year increase was partially offset by a decline in the average selling price of solar modules in 2018.

Gross margin was 14.7% in the fourth quarter of 2018, compared with 14.9% in the third quarter of 2018 and 11.6% in the fourth quarter of 2017. Excluding the CVD reversal benefit, gross margin was 13.8% in the fourth quarter of 2018, compared with 12.8% in the third quarter of 2018. The sequential increase was attributable to decrease in solar module cost, which was partially offset by decline in the average selling price of solar modules. The year-over-year increase was mainly attributable to (i) a decrease in solar module cost, and (ii) the benefit of CVD reversal, which was partially offset by decline in the average selling price of solar modules in 2018.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2018 was RMB237.4 million (US$34.5 million), compared with RMB188.0 million in the third quarter of 2018 and RMB91.3 million in the fourth quarter of 2017. Excluding the CVD reversal benefit, income from operations in the fourth quarter of 2018 was RMB168.0 million (US$24.4 million), compared with RMB47.6 million in the third quarter of 2018. Operating margin in the fourth quarter of 2018 was 3.1%, compared with 2.8% in the third quarter of 2018 and 1.4% in the fourth quarter of 2017. Excluding the CVD reversal benefit, operating margin in the fourth quarter of 2018 was 2.2%.

Total operating expenses in the fourth quarter of 2018 were RMB895.1 million (US$130.2 million), an increase of 10.6% from RMB809.6 million in the third quarter of 2018 and an increase of 39.0% from RMB644.0 million in the fourth quarter of 2017. The sequential and year-over-year increases were mainly due to an increase in shipping costs as a result of an increase in solar module shipments.

Total operating expenses accounted for 11.6% of total revenues in the fourth quarter of 2018, compared to 12.1% in the third quarter of 2018 and 10.1% in the fourth quarter of 2017.

Interest Expense, Net

Net interest expense in the fourth quarter of 2018 was RMB74.0 million (US$10.8 million), an increase of 33.2% from RMB55.6 million in the third quarter of 2018 and an increase of 33.3% from RMB55.6 million in the fourth quarter of 2017. The sequential increase was mainly due to (i) an increase in borrowings, and (ii) the termination of interest capitalization on certain completed solar projects, which were partially offset by an increase of interest income. The year-over-year increase was mainly due to an increase in borrowings.

Exchange Gain / (Loss), Net and Change in Fair Value of Forward Contracts

The Company recorded a net exchange loss (including change in fair value of forward contracts) of RMB33.9 million (US$4.9 million) in the fourth quarter of 2018, compared to a net exchange gain of RMB93.5 million in the third quarter of 2018 and a net exchange loss of RMB33.9 million in the fourth quarter of 2017. The sequential change was primarily due to the depreciation of the US dollar against the RMB.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure associated with the Company’s overseas solar power projects. The Company recorded a loss arising from change in fair value of interest rate swap of RMB38.5 million (US$5.6 million) in the fourth quarter of 2018, compared to a gain of RMB12.8 million in the third quarter of 2018. The sequential changes were primarily due to a decrease in the long-term interest rates. The Company did not elect hedge accounting for any of its derivatives.

Change in Fair Value of Foreign Exchange Options

The Company bought foreign exchange options from several banks for the purpose of reducing exchange rate risk exposure. The Company recorded a loss of RMB1.2 million (US$0.2 million) arising from change in fair value of the foreign exchange options, compared to a loss of RMB8.5 million in the third quarter of 2018. The sequential change was primarily due to the decrease in the remaining term of the options.

Equity in Income of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB25.1 million (US$3.6 million) in the fourth quarter of 2018, compared with an income of RMB4.9 million in the third quarter of 2018 and a loss of RMB1.4 million in the fourth quarter of 2017. The sequential change was primarily due to a loss arising from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C.

Income Tax Benefit / (Expense), Net

The Company recorded an income tax benefit of RMB43.5 million (US$6.3 million) in the fourth quarter of 2018, as certain subsidiaries of the Company experienced loss in the fourth quarter and recognized corresponding deferred tax assets, compared with an income tax expense of RMB61.2 million in the third quarter of 2018 and an income tax expense of RMB31.1 million in the fourth quarter of 2017.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB114.8 million (US$16.7 million) in the fourth quarter of 2018, compared with RMB189.1 million in the third quarter of 2018 and RMB22.5 million in the fourth quarter of 2017.

Basic and diluted earnings per ordinary share were both RMB0.73 (US$0.11) during the fourth quarter of 2018. This translates into basic and diluted earnings per ADS both of RMB2.92 (US$0.44).

Non-GAAP net income attributable to the Company's ordinary shareholders in the fourth quarter of 2018 was RMB111.8 million (US$16.3 million), compared with RMB206.3 million in the third quarter of 2018 and RMB41.5 million in the fourth quarter of 2017.

Non-GAAP basic and diluted earnings per ordinary share were both of RMB0.71 (US$0.10) during the fourth quarter of 2018. This translates into non-GAAP basic and diluted earnings per ADS both of RMB2.84 (US$0.40).

Financial Position

As of December 31, 2018, the Company had RMB3.48 billion (US$506.4 million) in cash and cash equivalents and restricted cash, compared with RMB2.76 billion as of December 31, 2017.

As of December 31, 2018, the Company’s accounts receivables due from third parties were RMB5.44 billion (US$790.7 million), compared with RMB4.50 billion as of December 31, 2017.

As of December 31, 2018, the Company’s inventories were RMB5.74 billion (US$835.3 million), compared with RMB4.27 billion as of December 31, 2017.

As of December 31, 2018, the Company's total interest-bearing debts were RMB9.71 billion (US$1.41 billion), compared with RMB7.43 billion as of December 31, 2017.

Full Year 2018 Financial Results

Total Revenues

Total revenues for the full year 2018 were RMB25.04 billion (US$3.64 billion), a decrease of 5.4% from RMB26.47 billion for the full year 2017. The decrease in total revenues was mainly attributable to a decline in the average selling price of solar modules, which was partially offset by an increase in shipment of solar modules.

Gross Profit and Gross Margin

Gross profit for the full year 2018 was RMB3.51 billion (US$511.1 million), an increase of 17.5% from RMB2.99 billion for the full year 2017. Gross margin was 14.0% for the full year 2018, compared with 11.3% for the full year 2017. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules in 2018, which was partially offset by a decline in the average selling price of solar modules and (ii) the benefit of CVD reversal of RMB 209.7 million (US$30.5 million), based on the amended final results of the fourth administrative review of the CVD order published by the U.S. Department of Commerce. Excluding the CVD reversal benefit, gross margin was 13.2% for the full year 2018. The year-over-year increase was attributable to decrease in solar module cost, which was partially offset by decline in the average selling price of solar modules in 2018.

Income from Operations and Operating Margin

Income from operations for the full year 2018 was RMB644.9 million (US$93.8 million), compared with RMB325.3 million for the full year 2017. Operating margin for the full year 2018 was 2.6%, compared with 1.2% for the full year 2017.

Total operating expenses for the full year 2018 were RMB2.87 billion (US$417.3 million), an increase of 7.6% from RMB2.67 billion for the full year 2017. Operating expenses represented 11.5% of total revenues for the full year 2018, compared with 10.1% for the full year 2017. The increase in total operating expenses was primarily due to the decrease in disposal gains of property, plant and equipment, and a decrease in the reversal of allowance for doubtful accounts upon subsequent collections.

Interest Expense, Net

Net interest expense for the full year 2018 was RMB295.7 million (US$43.0 million), an increase of 20.4% from RMB245.5 million in 2017. The year-over-year increase was mainly due to the increase in borrowings.

Exchange Gain / (Loss), Net and Change in Fair Value of Forward Contracts

The Company recorded a net exchange loss (including change in fair value of forward contracts) of RMB10.4 million (US$1.5 million) for the full year 2018 due primarily to appreciation of US dollars against RMB. The Company had net exchange loss of RMB122.6 million in 2017. The year-over-year decrease was mainly due to appreciation of US dollars against RMB.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure. The Company recorded a gain of RMB9.7 million (US$1.4 million) arising from change in fair value of the Interest Rate Swap agreements, compared to a loss of RMB16.1 million in 2017. The year-over-year changes were primarily due to an increase in the long-term interest rates. The Company did not elect hedge accounting for any of its derivatives.

Change in Fair Value of Foreign Exchange Options

The Company bought foreign exchange options from several banks for the purpose of reducing exchange rate risk exposure. The Company recorded a loss of RMB9.7 million (US$1.4 million) arising from change in fair value of the foreign exchange options. The loss from foreign exchange options was primarily due to the appreciation of the US dollar against the RMB.

Equity in Income of Affiliated Companies

The Company indirectly holds a 20% equity interest of Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investments using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in income of affiliated companies of RMB2.6 million (US$0.4 million) for the full year 2018, compared with a loss of RMB2.1 million in 2017.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB4.4 million (US$0.6 million) for the full year 2018, compared with an income tax expense of RMB4.6 million in 2017.

Net Income and Earnings per Share

Net income attributable to the Company's ordinary shareholders for the full year 2018 was RMB406.5 million (US$59.1 million), compared with a net income of RMB141.7 million in 2017.

Basic and diluted earnings per share for the full year 2018 were RMB2.64 (US$0.38) and RMB2.63 (US$0.38), respectively. This translates into basic and diluted earnings per ADS of RMB10.56 (US$1.52) and RMB10.52 (US$1.52), respectively.

Non-GAAP net income for the full year 2018 was RMB435.8 million (US$63.4 million), compared with non-GAAP net income of RMB209.0 million in 2017.

Non-GAAP basic and diluted earnings per share for the full year 2018 were RMB2.83 (US$0.41) and RMB2.82 (US$0.41), respectively, which translates into non-GAAP basic and diluted earnings per ADS of RMB11.32 (US$1.64) and RMB11.28 (US$1.64), respectively.

Fourth Quarter and Full Year 2018 Operational Highlights

Solar Module Shipments

Total solar module shipments in the fourth quarter of 2018 were 3,618 MW.

Total solar module shipments in 2018 were 11.4 GW (including 209 MW to be used in the Company's overseas downstream solar projects), compared to 9.8 GW in 2017.

Solar Products Production Capacity

As of December 31, 2018, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 9.7 GW, 7.0 GW and 10.8 GW, respectively.

JinkoSolar expects its annual silicon wafer, solar cell and solar module production capacity to reach 15 GW (including 11 GW of mono wafers), 10 GW (including 9.2 GW of PERC cells) and 15 GW, respectively, by the end of 2019.

Recent Business Developments

•	In October 2018, JinkoSolar announced that it had entered into the Contract for the Supply of PV Modules with Decmil Australia Pty Ltd on September 27, 2018, for supply 255MWp of its high efficient solar panels for the Sunraysia Solar Farm developed by Maoneng Group.
•	In November 2018, JinkoSolar announced that it was awarded the 2018 World Brand Award by the World Brand Forum, a global non-profit organization dedicated to advancing branding standards for the good of the branding community as well as consumers.
•	In December 2018, JinkoSolar announced that it supplied 55.7MW of high-efficiency modules to the Garissa Solar Power Plant, which is expected to be one of the largest solar power plants in central and eastern Africa once completed.
•	In December 2018, JinkoSolar announced that it supplied 132 MWdc of PV modules to Swinerton Renewable Energy for the construction of the Techren Solar 1 Project in Boulder City, Nevada.
•	In December 2018, JinkoSolar announced that it had contributed to the Business 20 (B20) Energy, Resource Efficiency & Sustainability (ERES) Task Force for inclusion of the task force's policy proposal in the G20 Leaders' Declaration, Buenos Aires.
•	In January 2019, JinkoSolar announced that a record high efficiency of 24.2% was achieved by its large-area N-type TOPCon monocrystalline silicon solar cell.
•	In January 2019, JinkoSolar announced that its products underwent LeTID testing by Wind Power Systems Quality Test Center, IEE, and CAS.

Operations and Business Outlook

First Quarter and Full Year 2019 Guidance

For the first quarter of 2019, the Company estimates total solar module shipments to be in the range of 2.8 GW to 3.0 GW.

For the full year 2019, the Company estimates total solar module shipments to be in the range of 14.0 GW to 15.0 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Friday, March 22, 2019 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	58454648#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 29, 2019. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319314070#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the world’s largest and foremost solar module manufacturers. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 9.7 GW for silicon wafers, 7.0 GW for solar cells, and 10.8 GW for solar modules, as of December 31, 2018.

JinkoSolar has over 12,000 employees across its 6 productions facilities globally, 15 oversea subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation and, convertible senior notes:

•	Non-GAAP net income is adjusted to exclude the expenses relating to interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude interest expenses of convertible senior notes and exchange gain on the convertible senior notes, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018, which was RMB6.8755 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	2017	2018
Continuing operations	RMB	RMB	USD
Revenues from third parties	24,791,272	23,586,834	3,430,563

Revenues from related parties	1,681,671	1,455,779	211,734

Total revenues	26,472,943	25,042,613	3,642,297

Cost of revenues	(23,481,375)	(21,528,868)	(3,131,244)

Gross profit	2,991,568	3,513,745	511,053

Operating expenses:
Selling and marketing	(1,901,358)	(1,708,270)	(248,458)
General and administrative	(470,845)	(779,423)	(113,362)
Research and development	(294,103)	(366,577)	(53,316)
Impairment of long-lived assets	-	(14,548)	(2,116)
Total operating expenses	(2,666,306)	(2,868,818)	(417,252)

Income from operations	325,262	644,927	93,801
Interest expenses, net	(245,530)	(295,692)	(43,007)
Subsidy income	147,917	52,176	7,589
Exchange gain/(loss), net	(114,345)	33,681	4,899
Change in fair value of interest rate swap	(16,122)	9,701	1,411
Change in fair value of foreign exchange options	-	(9,720)	(1,414)
Change in fair value of forward contracts	(8,211)	(44,090)	(6,413)
Other income, net	59,647	25,817	3,755
(Loss)/gain on disposal of subsidiaries	257	(9,425)	(1,371)
Income before income taxes	148,875	407,375	59,250
Income tax expense	(4,627)	(4,411)	(641)
Equity in income/(loss) of affiliated companies	(2,056)	2,610	379
Net income	142,192	405,574	58,988
Less: Net (loss)/income attributable to non-controlling interests	486	(903)	(132)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	141,706	406,477	59,120

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.10	2.64	0.38
Diluted	1.08	2.63	0.38

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	4.40	10.56	1.52
Diluted	4.32	10.52	1.52

Weighted average ordinary shares outstanding:
Basic	128,944,330	153,806,379	153,806,379
Diluted	131,687,230	154,704,166	154,704,166

Weighted average ADS outstanding:
Basic	32,236,083	38,451,595	38,451,595
Diluted	32,921,808	38,676,041	38,676,041

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	142,192	405,574	58,988
Other comprehensive income/(loss):
-Foreign currency translation adjustments	(81,488)	47,005	6,836
Comprehensive income	60,704	452,579	65,824
Less: comprehensive (loss)/income attributable to non-controlling interests	486	(903)	(132)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	60,218	453,482	65,956

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	141,706	406,477	59,120

4% of interest expense of convertible senior notes	1,558	3	0

Exchange loss on convertible senior notes and capped call options	840	4	1

Stock-based compensation expense	64,868	29,308	4,263

Non-GAAP net income attributable to ordinary shareholders	208,972	435,792	63,384

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	1.62	2.83	0.41
Diluted	1.59	2.82	0.41

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	6.48	11.32	1.64
Diluted	6.36	11.28	1.64

Non-GAAP weighted average ordinary shares outstanding
Basic	128,944,330	153,806,379	153,806,379
Diluted	131,687,230	154,704,166	154,704,166

Non-GAAP weighted average ADS outstanding
Basic	32,236,083	38,451,595	38,451,595
Diluted	32,921,808	38,676,041	38,676,041

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)
	For the quarter ended
	December 31, 2017	September 30, 2018	December 31, 2018
Continuing operations	RMB	RMB	RMB	USD
Revenues from third parties	5,171,540	6,601,414	7,695,214	1,119,223

Revenues from related parties	1,181,100	93,401	25,118	3,653

Total revenues	6,352,640	6,694,815	7,720,332	1,122,876

Cost of revenues	(5,617,326)	(5,697,186)	(6,587,907)	(958,171)

Gross profit	735,314	997,629	1,132,425	164,705

Operating expenses:
Selling and marketing	(446,956)	(476,640)	(551,658)	(80,235)
General and administrative	(113,744)	(228,862)	(249,221)	(36,248)
Research and development	(83,271)	(104,105)	(94,183)	(13,698)
Total operating expenses	(643,971)	(809,607)	(895,062)	(130,181)

Income from operations	91,343	188,022	237,363	34,524
Interest expenses, net	(55,551)	(55,600)	(74,047)	(10,770)
Subsidy income	29,533	4,742	8,234	1,199
Exchange (loss)/gain	(31,827)	118,712	(36,006)	(5,237)
Change in fair value of interest rate swap	3,333	12,781	(38,467)	(5,595)
Change in fair value of foreign exchange options	-	(8,522)	(1,198)	(174)
Change in fair value of forward contracts	(2,031)	(25,204)	2,148	311
Other (expense)/income, net	20,823	9,983	(2,287)	(333)
Gain on disposal of subsidiaries	257	-	-	-
Income before income taxes	55,880	244,914	95,740	13,925
Income tax benefit/(expense)	(31,095)	(61,157)	43,451	6,320
Equity in (loss)/income of affiliated companies	(1,424)	4,916	(25,090)	(3,649)
Net income	23,361	188,673	114,101	16,596
Less: Net (loss)/income attributable to non-controlling interests	889	(415)	(712)	(103)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	22,472	189,088	114,813	16,699

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.17	1.21	0.73	0.11
Diluted	0.17	1.21	0.73	0.11

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	0.68	4.84	2.92	0.44
Diluted	0.68	4.84	2.92	0.44

Weighted average ordinary shares outstanding:
Basic	130,432,074	156,485,510	156,855,085	156,855,085
Diluted	134,572,596	156,703,443	156,859,208	156,859,208

Weighted average ADS outstanding:
Basic	32,608,019	39,121,378	39,213,771	39,213,771
Diluted	33,643,149	39,175,861	39,214,802	39,214,802

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	23,361	188,673	114,101	16,596
Other comprehensive income:
-Foreign currency translation adjustments	(16,308)	28,720	3,670	534
Comprehensive income	7,053	217,393	117,771	17,130
Less: Comprehensive (loss)/income attributable to non-controlling interests	889	(415)	(712)	(103)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	6,164	217,808	118,483	17,233

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	22,472	189,088	114,813	16,699

4% of interest expense of convertible senior notes	1	1	1	-

Exchange loss/(gain) on convertible senior notes and capped call options	(1)	3	-	-

Stock-based compensation (benefit)/expense	19,000	17,255	(3,023)	(440)

Non-GAAP net income attributable to ordinary shareholders	41,472	206,347	111,791	16,259

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.32	1.32	0.71	0.10
Diluted	0.31	1.32	0.71	0.10

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	1.28	5.28	2.84	0.40
Diluted	1.24	5.28	2.84	0.40

Non-GAAP weighted average ordinary shares outstanding
Basic	130,432,074	156,485,510	156,855,085	156,855,085
Diluted	134,572,596	156,703,443	156,859,208	156,859,208

Non-GAAP weighted average ADS outstanding
Basic	32,608,019	39,121,378	39,213,771	39,213,771
Diluted	33,643,149	39,175,861	39,214,802	39,214,802

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
	December 31, 2017	December 31, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,928,303	3,104,917	451,591
Restricted cash	833,072	377,111	54,849
Restricted short-term investments	3,237,773	4,058,419	590,273
Short-term investments	2,685	-	-
Accounts receivable, net - related parties	2,113,042	675,768	98,286
Accounts receivable, net - third parties	4,497,635	5,436,371	790,687
Notes receivable, net - third parties	571,232	1,010,469	146,967
Advances to suppliers, net - third parties	397,076	665,221	96,752
Inventories, net	4,273,730	5,743,328	835,332
Forward contract receivables	-	1,192	173
Other receivables - related parties	46,592	67,730	9,851
Derviatvie assets	-	847	123
Prepayments and other current assets	1,706,717	1,712,889	249,129
Total current assets	19,607,857	22,854,262	3,324,013

Non-current assets:
Restricted cash	248,672	921,300	133,998
Project Assets	473,731	1,770,621	257,526
Long-term investments	22,322	25,531	3,713
Property, plant and equipment, net	6,680,187	8,275,900	1,203,680
Land use rights, net	443,269	574,945	83,622
Intangible assets, net	25,743	35,361	5,143
Deferred tax assets	275,372	338,069	49,170
Other assets - related parties	146,026	144,984	21,088
Other assets - third parties	713,226	912,210	132,675
Total non-current assets	9,028,548	12,998,921	1,890,615

Total assets	28,636,405	35,853,183	5,214,628

LIABILITIES
Current liabilities:
Accounts payable - related parties	5,329	698	102
Accounts payable - third parties	4,658,202	5,327,094	774,794
Notes payable - related parties	-	35,000	5,091
Notes payable - third parties	5,672,497	6,036,577	877,984
Accrued payroll and welfare expenses	721,380	810,921	117,944
Advances from related parties	37,400	910	132
Advances from third parties	748,959	2,395,229	348,372
Income tax payable	27,780	70,240	10,216
Other payables and accruals	1,804,799	2,281,025	331,758
Other payables due to related parties	12,333	20,819	3,028
Forward contract payables	4,521	9,464	1,376
Convertible senior notes - current	-	69	10
Derivative liability - current	26,486	12,786	1,860
Bond payable and accrued interests	10,257	10,318	1,501
Short-term borrowings from third parties, including current portion of long-term bank borrowings	6,204,440	7,103,399	1,033,147
Guarantee liabilities to related parties	28,034	26,639	3,874
Total current liabilities	19,962,417	24,141,188	3,511,189

Non-current liabilities:
Long-term borrowings	379,789	1,954,831	284,318
Accrued income tax - non current	6,041	-	-
Long-term payables	538,410	338,412	49,220
Bond payables	298,425	299,475	43,557
Accrued warranty costs - non current	571,718	573,641	83,433
Convertible senior notes	65	-	-
Deferred tax liability	70,122	25,893	3,766
Guarantee liabilities to related parties - non current	120,154	65,765	9,565
Total non-current liabilities	1,984,724	3,258,017	473,859

Total liabilities	21,947,141	27,399,205	3,985,048

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 126,733,266 and 156,864,737 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	19	22	3
Additional paid-in capital	3,313,608	4,010,740	583,338
Statutory reserves	516,886	570,176	82,929
Accumulated other comprehensive income	23,296	70,301	10,225
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2017 and December 31, 2018	(13,876)	(13,876)	(2,018)
Accumulated retained earnings	2,849,341	3,202,528	465,788

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,689,274	7,839,891	1,140,265

Non-controlling interests	(10)	614,087	89,315

Total liabilities and shareholders' equity	28,636,405	35,853,183	5,214,628